062098.0002  SAN ANTONIO  178889 v2

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 1999,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645



                             UNIVERSAL OUTDOOR, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                             UNIVERSAL OUTDOOR, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION

Financial Statements

         Independent Auditor's Report.......................................  3

         Statements of Net Assets Available for Benefits....................  5

         Statement of Changes in Net Assets Available for Benefits..........  6

         Notes to Financial Statements......................................  7

         Supplemental Schedules............................................. 11



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           UNIVERSAL OUTDOOR, INC. SALARY REDUCTION
                           PROFIT SHARING PLAN

                           Date:   November 7, 2000


                           By: /s/ RANDALL T. MAYS
                               ----------------------
                               Name: Randall T. Mays
                                    -----------------
                               Title: Executive Vice President/
                                      Chief Financial Officer

 INDEPENDENT AUDITOR'S REPORT



To the Trustees of the
Universal Outdoor, Inc., Salary Reduction Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the Universal Outdoor, Inc., Salary Reduction Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Nationwide Life Insurance Company, the Custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the Custodian which is summarized in Note 3 with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1998. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

To the Trustees of the
Universal Outdoor, Inc., Salary Reduction Profit Sharing Plan


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Universal Outdoor, Inc., Salary Reduction Profit Sharing Plan as of December 31, 1999, and the changes in its net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 21, 2000

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------

------------------------------------------------------------------------------



Assets                                                                                1999              1998


INVESTMENTS                                                                       $   13,837,351   $    11,760,322

RECEIVABLES:
Employer's contribution                                                                  368,085           331,405
Participants' contributions                                                               94,347           231,230
                                                                                  --------------   ---------------

Total receivables                                                                        462,432           562,635
                                                                                  --------------   ---------------

TOTAL ASSETS                                                                          14,299,783        12,322,957

LIABILITIES

Refundable contributions                                                                      -                193
                                                                                  --------------   ---------------

TOTAL LIABILITIES                                                                             -                193
                                                                                  --------------   ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                            $   14,299,783   $    12,322,764
                                                                                  ==============   ===============


UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1999
---------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments                                                      $     2,339,397
Dividends and interest                                                                                      58,210
Other                                                                                                        4,832
                                                                                                   ---------------

                                                                                                         2,402,439

Contributions:
Employer                                                                                                   368,085
Participants                                                                                             1,744,033
Rollovers                                                                                                   50,306
                                                                                                   ---------------

                                                                                                         2,162,424

TOTAL ADDITIONS                                                                                          4,564,863

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                                                            2,587,844
                                                                                                   ---------------

TOTAL DEDUCTIONS                                                                                         2,587,844
                                                                                                   ---------------

Net increase                                                                                             1,977,019

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                                                       12,322,764
                                                                                                   ---------------

End of year                                                                                        $    14,299,783
                                                                                                   ===============


UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

The following description of the Universal Outdoor, Inc. (the Company and Plan Sponsor) Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan generally covering all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective December 30, 1999, all of the Plan's investments were placed in a master trust. The Plan's assets represent approximately 5% of the master trust's assets.

In October 1997, the Company announced an agreement to merge with Clear Channel Communications, Inc., a San Antonio-based diversified media company. The merger was completed in the second quarter of 1998.

Contributions  --  Employer  contributions  to  the  Plan  consist  of  matching contributions, qualified non-elective contributions, and discretionary contributions made annually at the discretion of the Plan Sponsor's Board of Directors. The employer contribution was $368,085 for the year ended December 31, 1999.

Participants may elect to defer a portion of their compensation by an amount which does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Participants who terminate their employment during the Plan year for reasons other than death, total and permanent disability or retirement will not share in the non-elective employer contribution and allocation of forfeitures unless necessary to comply with Code Section 410(b) coverage requirement.

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan currently offers six mutual funds and one money market fund as investment options for participants.

Participant Accounts -- Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures -- Participant forfeitures of non-vested contributions will be used to reduce employer contributions for the year in which the forfeiture occurs. The amount of forfeitures used to reduce employer contributions for the year ended December 31, 1999, was $20,100.

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN (continued)

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is generally 100% vested after six years of credited service (or upon the death or disability of the participant).

Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Administrator.

Payment of Benefits -- On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed the joint life expectancy of the participant and his or her spouse. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

2.       SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN CUSTODIAN

For the year ended December 31, 1998, the Plan Administrator elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. Accordingly, the Custodian has certified that the investments, except for participant notes receivable, as shown in the statements of net assets available for plan benefits and related disclosures included in the accompanying financial statements, are complete and accurate.

The Plan's independent auditors did not perform auditing procedures with respect to this information except for comparing such information to the related information included in the financial statements and supplemental schedules.

Effective December 30, 1999, the Plan changed to Fidelity Investments Institutional Operations Company, Inc., for its custodial and administrative functions. All of the plan assets previously held by Nationwide Life Insurance were transferred to Fidelity.

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------


4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                         1999             1998

American Century Ultra Fund                                                       $        -       $     3,118,890
Dreyfus S&P 500 Index Fund                                                                 -             2,192,100
Fidelity Puritan Fund                                                                  1,438,600         1,572,198
Neuberger & Berman Guardian Fund                                                           -             1,904,404
Templeton Foreign Fund                                                                     -             1,087,387
T-Note Rate Fund                                                                           -             1,288,649
Fidelity Diversified International Fund                                                1,330,314             -
Fidelity Equity Income Fund                                                            1,702,760             -
Fidelity Low Priced Stock Fund                                                         3,847,484             -
Fidelity Retirement Money Market Portfolio                                             1,213,285             -
Spartan U.S. Equity Index Fund                                                         3,730,764             -
                                                                                                              ----

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                  Mutual funds                                                    $    2,339,397
                                                                                  ==============

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Investments Institutional Operations Company, Inc., is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $35,000 in administrative expenses related to the Plan for the year.

6.       PLAN TERMINATION

Universal Outdoor, Inc., adopted a corporate resolution on behalf of the Universal Outdoor, Inc., Salary Reduction Profit Sharing Plan wherein both employer and employee contributions to the Plan were frozen as of December 31, 1999. Participants' account balances are fully vested in the Plan as of December 31, 1999. All employees of Universal Outdoor, Inc., became eligible to participate in the Clear Channel Communications, Inc., 401(k) saving plan effective January 1, 2000. As of the report date, the Plan Sponsor had not expressed an intent to terminate the Plan.

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------


7.       TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER:  36-2827496
PLAN NUMBER:  002
DECEMBER 31, 1999
------------------------------------------------------------------------------

Schedule H, Line 4(i):  Schedule of Assets Held for Investment  Purposes at End
of Year
                                                Description of investment including
    Identity of issue, borrower,                  maturity date, rate of interest
      lessor or similar party                   collateral, par or maturity value               Current Value
-----------------------------------           --------------------------------------            --------------

*  Fidelity Diversified International Fund      Overseas growth mutual fund                     $    1,330,314

*  Fidelity Equity Income Fund                  Growth and income mutual fund                        1,702,760

*  Fidelity Low Priced Stock Fund               Growth mutual fund                                   3,847,484

*  Fidelity Puritan Fund                        Balanced mutual fund                                 1,438,600

*  Fidelity Retirement Money Market Portfolio   Money market fund                                    1,213,285

PIMCO Total Return Fund                         Income mutual fund                                     301,177

Spartan U.S. Equity Index Fund                  Growth and income mutual fund                        3,730,764

Participant loans                               Various due dates with interest
                                                rates ranging from 7% to 10%                           272,967
                                                                                                --------------
                                                                                                $   13,837,351
                                                                                                ==============
*denotes party-in-interest


UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER:  36-2827496
PLAN NUMBER:  002
DECEMBER 31, 1999
------------------------------------------------------------------------------



------------------------------------------------------------------------------

Schedule H, Line 4(j):  Schedule of Reportable
Transactions

                                                                                                         Current
                                   Description of                                            Expense     value of
                                        asset
             Identity            (including interest                                        incurred     asset on
             of party             rate and maturity      Purchase       Selling     Lease     with     transaction     Net gain
             involved            in case of a loan)       price          price      rental  transaction    date        or (loss)
     --------------------------  --------------------  -------------  ------------- ------- ---------- -------------  ------------

 *   T-Note Rate Fund            Guaranteed return     $          -   $    676,266  $    -  $       -  $    676,266   $         -

 *   Nationwide Money Market     Money market fund     $    676,266   $          -  $    -  $       -  $    676,266   $         -
     Fund

     Dreyfus S&P 500 Index       Equity mutual fund    $          -   $  2,743,756  $    -  $       -  $  2,743,756   $         -
     Fund

 *   Fidelity Puritan Fund       Equity/Bond mutual    $          -   $    912,343  $    -  $       -  $    912,343   $         -
                                 fund

     Neuberger & Berman          Equity mutual fund    $          -   $  1,290,189  $    -  $       -  $  1,290,189   $         -
     Guardian Fund

 *   Nationwide Money Market     Money market fund     $          -   $    726,233  $    -  $       -  $    726,233   $         -
     Fund

     American Century Ultra      Equity mutual fund    $          -   $  2,944,603  $    -  $       -  $  2,944,603   $         -
     Fund

     Templeton Foreign Fund      Equity/Bond mutual    $          -   $    969,004  $    -  $       -  $    969,004   $         -
                                 fund

 *   Fidelity Puritan Fund       Equity/Bond mutual    $  1,434,820   $          -  $    -  $       -  $  1,434,820   $         -
                                 fund

 *   Fidelity Equity Income      Growth and income     $  1,691,935   $          -  $    -  $       -  $  1,691,935   $         -
     Fund
                                   mutual fund

 *   Fidelity Low Priced         Growth mutual fund    $  3,803,298   $          -  $    -  $       -  $  3,803,298   $         -
     Stock Fund

 *   Fidelity Diversified        Overseas growth       $  1,325,122   $          -  $    -  $       -  $  1,325,122   $         -
     International               mutual
       Fund                       fund

 *   Fidelity Retirement         Money market fund     $  1,213,097   $          -  $    -  $       -  $  1,213,097   $         -
     Money Market
       Portfolio

     Spartan U.S.                Growth and income     $  3,718,589   $          -  $    -  $       -  $  3,718,589   $         -
     Equity Index Fund
                                   mutual fund


 *   denotes party-in-interest